Huize Holding Limited

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue

Qianhai Shenzhen-Hong Kong Cooperation Zone

Shenzhen 518000

People’s Republic of China

April 22, 2022

VIA EDGAR

Mr. Robert Klein

Mr. Marc Thomas

Division of Corporation Finance Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huize Holding Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed on March 22, 2021

File No. 001-39216

Dear Mr. Klein and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated April 12, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2020 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2020

Part I, page 4

1.	In future filings, please revise to also disclose that, in addition to the potential significant decline in value of the Class A common shares or ADSs, these securities may become worthless.

In response to the Staff’s comment, the Company proposes to add, at the onset of Part I, the disclosure substantially in the form below in its future Form 20-F filings:

Securities and Exchange Commission

April 22, 2022

“We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on or remain listed on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

2.

We note your response to comment 3. In future filings, please revise to indicate that the information to be disclosed will be included within Part I of the document (i.e. the Form 20-F) as previously requested, in addition to presenting the information in a risk factor.

In response to the Staff’s comment, the Company proposes to add, at the onset of Part I, the disclosure substantially in the form below in its future Form 20-F filings:

“In addition, since our auditor is headquartered in the mainland of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted and our ADSs and shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

3.	In future filings, please revise to update the proposed disclosures regarding Chinese laws, rules and regulations, including the CAC and CSRC.

The Company undertakes to include appropriate disclosure of developments and updates regarding Chinese laws, rules and regulations, including the CAC and CSRC, by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

Securities and Exchange Commission

April 22, 2022

4.

We refer to the response to comment 4 of your letter dated October 21, 2021. We note that the Company intends to include in future filings, early in Item 3, the organizational structure diagram as shown in Item 4. In addition to the proposed disclosures included in the response to comment 4, please revise your disclosures, in future filings, to also include the following items.

•	The diagram should show the structure of the company, including the domicile using dotted lines to show contractual relationships as opposed to solid lines.

•	The diagram should clearly identify the entity in which investors hold their interest and the entities in which the company’s operations are conducted.

The Company undertakes to present its organizational structure diagram, early in Item 3 and in Item 4.C, in the manner as requested by the Staff in its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards. Please find the below organizational structure diagram to be included in the annual report on Form 20-F for the fiscal year ended December 31, 2021 as an example:

Huize Holding Limited
(Cayman Islands)
100%
Smart Choice Ventures Limited
(British Virgin Islands)
100%
Hong Kong Smart Choice Ventures Limited
(Hong Kong)
100%
Huize Global
(HK) Limited
100%
Huize Hong Kong
Insurance Broker
Limited
Outside PRC
100%
Inside PRC
Zhixuan International Management Consulting
(Shenzhen) Co., Ltd., or the WFOE
Shenzhen Huiye Tianze Investment
Holding Co., Ltd., or the VIE
100%
Huize Insurance
Brokerage Co., Ltd.
100%
Shenzhen Huize
Shidai Co., Ltd.
100%
Huize (Chengdu) Internet
Technology Co., Ltd.
100%
Shenzhen Zhixuan Wealth Investment
Management Co., Ltd.
100%
Hefei Huize Internet
Technology Co., Ltd.
100%
Shanghai Senhao Insurance
Agency Co., Ltd.
Equity interest
100% ownership unless otherwise indicated
Contractual arrangements
Entity in which the investors hold their interest
Intermediary holding entities
Operating entities

5.

We note your response to comment 2. In future filings, please revise to address whether such permissions or approvals are required and whether the Company consulted with legal counsel, and if not, please explain the reasons why.

Securities and Exchange Commission

April 22, 2022

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below under a subsection at the onset of Item 3 titled “Permissions Required from the PRC Authorities for Our Operations” in its future Form 20-F filings:

“We conduct our business primarily through our PRC subsidiary, the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our legal counsel as to PRC Law, our PRC subsidiary, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIE and its subsidiaries in the PRC in all material respects, including, among others, the value-added telecommunications business operating license, the license to operate insurance brokerage business, the license to operate insurance agency business, the record-filing certificate on insurance adjustment assessment business and the record-filing certificate on the graded protection of information system security. Any failure to obtain or delay in obtaining such permissions or approvals, or a rescission of any such approval if obtained by us, would subject us to sanctions by the applicable PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.”

6.

We refer to the response to comment 7 from your letter dated October 21, 2021. With regard to the Company’s discussion of cash flows through their organization in the response, please address the following in future filings.

•	Please disclose whether you have difficulty in transferring cash to/from the holding company, the subsidiaries, the VIEs, and investors.

•	Please include quantitative disclosure regarding the transfer of cash to/from the holding company, the subsidiaries, the VIEs and investors.

•	Please include cross-references to the condensed consolidating schedule and the consolidated financial statements.

•

Please disclose, or cross-reference to the relevant section at the onset of Part 1 whether or not you have cash management policies that dictate how funds are transferred between the VIEs and your subsidiaries. If you have such policies, also cross reference them to a more detailed description at the onset of Item 3.

Securities and Exchange Commission

April 22, 2022

•

Please disclose here, at the onset of Item 3, in the summary of risk factors section and the risks factor section that there is no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash.

The Company undertakes to address the Staff’s comments in its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards. Please find below proposed disclosure of cash flows through its organization in the annual report on Form 20-F for the fiscal year ended December 31, 2021 as an example:

“Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after raised by an operating entity, is required to go through a three-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. To date, we have not had difficulty in transferring cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE. The cash inflows of the Cayman Islands holding company were primarily generated from our initial public offering in February 2020. In 2020 and 2021, the Cayman Islands holding company transferred cash in the total amount of RMB196.7 million (US$30.9 million) to our PRC subsidiary and the subsidiaries of the VIE through our offshore intermediate holding entities in two methods: (i) Hong Kong Smart Choice Ventures Limited, our Hong Kong subsidiary, made capital contribution to Zhixuan International Management Consulting (Shenzhen) Co., Ltd., our WFOE, in the amount of RMB0.5 million in 2020, and RMB129.5 million (US$20.3 million) in 2021; our WFOE and its subsidiary then provided inter-company loan of RMB128.0 million (US$20.1 million) to the VIE in 2021; (ii) through cross-border guarantee, where our Hong Kong subsidiary provided guarantee to certain China-based commercial banks or their offshore branches by pledging offshore cash deposits, and the onshore branches of these banks granted loans to the subsidiaries of the VIE, namely, Huize Insurance Brokerage Co., Ltd. and Shenzhen Huize Shidai Co., Ltd, in the amount of RMB85.4 million in 2020, and RMB14.0 million (US$2.2 million) in 2021. The subsidiaries of the VIE repaid the loan in a total amount of RMB32.7 million (US$5.1 million) in 2021. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, no

Securities and Exchange Commission

April 22, 2022

subsidiaries paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions were paid or made to U.S. investors. We intend to settle service fees under our contractual arrangements with the VIE when there is a business need and as our WFOE sees fit. For details of the financial position, cash flows and results of operations of the VIE and its subsidiaries, see “Item 3. Financial Information Related to the Consolidated Variable Interest Entity.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Hong Kong Smart Choice Ventures Limited. The Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementing rules, provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. Furthermore, effective from January 1, 2020, a Hong Kong entity is entitled to judge by itself that it meets the conditions for entitlement to such treaty benefits. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up administration of tax authorities. In addition, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash in the future. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Securities and Exchange Commission

April 22, 2022

If our holding company in the Cayman Islands or any of our subsidiaries outside of the mainland of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal Chinese taxable income.

(2)

Under the terms of the contractual arrangements among our WFOE, the VIE and its Shareholders, our WFOE may charge the VIE for services provided to the VIE. These fees shall be recognized as expenses of the VIE, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIE and as income by our WFOE and are tax neutral.

(3)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate of 25% would be effective.

(4)

The EIT Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax rate of 10% would be applied.

Securities and Exchange Commission

April 22, 2022

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE could, as a matter of last resort, make a non-deductible transfer to our WFOE for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE but still taxable income for our WFOE.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, which in turn relies on consulting and other fees paid to us by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our WFOE, being a foreign-invested enterprise established in China, is required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. Our WFOE is required to allocate at least 10% of its after-tax profits after making up the previous year’s accumulated losses each year, if any, to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiary.

Under PRC laws and regulations, our WFOE, the VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entity in which we have no legal ownership.

In addition, our WFOE, the VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business,” and “—Government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms.””

Securities and Exchange Commission

April 22, 2022

The Company also undertakes to disclose the risks that the PRC government may intervene or impose restrictions on its ability to transfer cash in the future at the onset of Item 3, in the summary of risk factors section and the risks factor section.

Item 3.D. Risk Factors, page 6

7.	In future filings, please revise your risk factor section to begin with a summary/index of all China based issuer risks and related page numbers, after your introductory paragraph.

In response to the Staff’s comment, the Company undertakes to begin the risk factors section with a summary of risk factors that includes, among others, the headings and page number references of all the risks relating to its corporate structure and risks relating to doing business in China covered in the risk factors section, in its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

8.	In future filings, please revise to also disclose in the risk factors that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below under the risk factor headed “[w]e rely on contractual arrangements with the VIE, and its shareholders for our operations in China, which may not be as effective as equity ownership in providing operational control:”

“If the VIE or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, based on officially published and publicly available judgements, the legality and validity of VIE contractual arrangements have not been tested in a court of law in the PRC. There are very few precedents as to whether contractual arrangements would be judged to form

Securities and Exchange Commission

April 22, 2022

effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a variable interest entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the variable interest entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected.”

9.	In future filings, please incorporate the following items.

•

Please revise disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

•	Pleases disclose whether you relied on the advice of counsel, and, if so, identify said counsel and include a consent of counsel in the exhibit index.

In response to the Staff’s comment, the Company proposes to include the disclosure substantially in the form below under a subsection at the onset of Item 3 titled “Permissions Required from the PRC Authorities for Our Operations” in its future Form 20-F filings:

“Furthermore, as advised by Commerce & Finance Law Offices, our legal counsel as to PRC Law, the VIE or one of its subsidiaries in China specified by us may be required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market. Under current PRC laws, regulations and regulatory rules, our operating entities in China may also be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. As

Securities and Exchange Commission

April 22, 2022

of the date of this annual report, we have not been required to file with the CSRC, nor have we been subject to any cybersecurity review initiated by the CAC. If (i) we fail to obtain the relevant approval or complete other filing procedures, (ii) we inadvertently conclude that such approval or filing procedures are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.”

“We rely on contractual arrangements with the VIE...”, page 28

10.

In future filings, please revise all statements referring to “direct ownership” in the VIEs to refrain from using the word “direct.” For example, “these legal remedies may not be as effective as direct ownership in providing us with control over the VIE.” Likewise, please refrain from using the terminology “our VIEs” where ever applicable, as the implied ownership is problematic. Rather just simply refer to “the VIEs.”

In response to the Staff’s comment, the Company undertakes to refrain from using “direct ownership” and “our VIE” in its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards, and to use “equity ownership” and “the VIE” instead to avoid confusion.

Certain judgments obtained against us by our shareholders may not be enforceable, page 48

11.	In future filings, please revise to include a risk factor discussing the enforceability of civil liability provisions of the U.S. securities laws upon your China based directors and officers.

In response to the Staff’s comment, the Company proposes revise the risk factor headed “[c]ertain judgments obtained against us by our shareholders may not be enforceable” to the paragraph substantially in the form below:

Securities and Exchange Commission

April 22, 2022

“We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Legal claims, including federal securities law claims, against China-based Issuers, or their directors and officers based in China, may be difficult or impossible for investors to pursue in U.S. courts. Even if you are successful in bringing an action of this kind, the PRC or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers, especially given the related assets or persons are located in China, a jurisdiction that may not recognize or enforce U.S. judgments. In that case, you may have to rely on legal claims and remedies available in China, where we and our directors and officers maintain substantially all of our assets. The claims and remedies available in these jurisdictions are significantly different from those available in the United States and are difficult to pursue. For risks relating to enforcing foreign judgments or brining actions in China against us or our directors and officers, see Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our directors and management named in the annual report based on foreign laws.””

*             *             *

Securities and Exchange Commission

April 22, 2022

Very truly yours,

/s/ Ronald Tam
Ronald Tam
Co-Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP